Filed by Byline Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: First Evanston Bancorp, Inc.

Commission File Number: 001-38139

Dear Shareholders:	December 5, 2017

We are pleased to announce that on November 27, 2017, Byline Bancorp, Inc. and First Evanston Bancorp, Inc. entered into a definitive agreement which provides for the acquisition by Byline of First Evanston in a cash and stock transaction valued at approximately $169 million.

The transaction will result in Chicago’s largest community bank with assets under $10 billion. The combined organization will have approximately $4.4 billion in assets, $2.1 billion in loans and $3.5 billion in deposits with 66 convenient branches across the Chicago market.

Under the terms of the definitive agreement, at the closing of the transaction each share of First Evanston’s common stock will be converted into the right to receive 3.994 shares of Byline common stock and an amount in cash equal to $27.0 million divided by the number of outstanding shares of First Evanston common stock as of the closing date. Based upon the closing price of Byline’s common stock of $19.73 on November 24, 2017, this represents a fully diluted transaction value of approximately $169 million.

Byline expects the transaction to be accretive to earnings per share in 2018 and 14.5% accretive in 2019, with an expected tangible book value per share dilution earn-back period of approximately 3.3 years using the “crossover” method.

The transaction has been approved unanimously by each company’s board of directors and is expected to close during the first half of 2018. Closing of the transaction is subject to regulatory approvals, the approval of First Evanston’s and Byline’s shareholders, and the satisfaction of certain other closing conditions.

The combination of Byline and First Evanston will create one of the premier community banks serving the Chicago area. We believe our customers will be well served by being a part of a larger community bank offering greater convenience and a broader selection of products and services, while still providing the high level of customer service they have always enjoyed at First Evanston. You will continue to see the same familiar faces at our branches and you will deal with the same employees whether that is in our retail, lending or wealth management departments.

This is an exciting time for us all. We feel confident that this agreement is in the best interest of you, our long standing shareholders, the communities we serve and our wonderful employees, some of whom have been with us from the beginning. When we started First Bank & Trust back in 1995, it was our intention to build a bank that would be the most responsible and the most responsive to our customers and the communities we served. We feel confident that going forward we will continue to stay true to what we founded.

We wish you and your families a very happy holiday season. Please do not hesitate to reach out if you have any questions or concerns. We will keep you advised as this transaction goes forward.

Sincerely yours,

/s/ Robert R. Yohanan
Robert R. Yohanan
Managing Director & CEO

Additional Information

The information included herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. Byline will file a registration statement on Form S-4 with the SEC in connection with the proposed transactions (the “proposed transactions”) contemplated by the Agreement and Plan of Merger between Byline Bancorp, Inc. (“Byline”), First Evanston Bancorp, Inc. (“First Evanston”), and Wildcat Acquisition Corporation. The registration statement will include a joint proxy statement of Byline and First Evanston, which also will constitute a prospectus of Byline, that will be sent to the stockholders of Byline and the shareholders of First Evanston. INVESTORS, STOCKHOLDERS OF BYLINE AND SHAREHOLDERS OF FIRST EVANSTON ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BYLINE, FIRST EVANSTON AND THE PROPOSED TRANSACTIONS. When filed, the joint proxy statement/prospectus and other documents relating to the proposed transactions filed by Byline with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Byline’s website at www.bylinebancorp.com under the tab “SEC Filings.” Alternatively, documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Corporate Secretary, 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, 60018 or by calling (773) 244-7000, or from First Evanston upon written request to First Evanston Bancorp, Inc., Attn: Corporate Secretary, 820 Church Street, Evanston, Illinois 60201 or by calling (847) 733-7400.

Participants in the Proposed Transactions

Byline, First Evanston, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Byline’s stockholders and First Evanston’s shareholders in connection with the proposed transactions. Information about the directors and executive officers of Byline may be found in the prospectus of Byline relating to its initial public offering of common stock filed with the SEC on July 3, 2017, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. Information about the directors and executive officers of Byline and First Evanston and other persons who may be deemed participants in the proposed transactions, including additional information regarding the interests of these participants, including First Evanston’s directors and executive officers, will also be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.